UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ASA Gold & Precious Metals Ltd
(Name of Issuer)

Common Shares, $1 par value
(Title of Class of Securities)

G3156P103
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3156P103	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
3,253,837
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.87%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/24, as disclosed in the company's N-CSRS filed 7/29/24

CUSIP No. G3156P103	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
3,253,837
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.87%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/24, as disclosed in the company's N-CSRS filed 7/29/24

CUSIP No. G3156P103	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
3,253,837
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
3,253,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,253,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.87%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 19,289,905 shares of common stock outstanding as of 5/31/24, as disclosed in the company's N-CSRS filed 7/29/24

CUSIP No. G3156P103	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 9 amends and supplements the statement on Schedule 13D filed with the SEC on 10/13/23, as amended by Amendment No. 1 filed 11/16/23, Amendment No. 2 filed 11/24/23, Amendment No. 3 filed 12/5/23, Amendment No. 4 filed 12/21/23, Amendment No. 5 filed 1/26/23, Amendment No. 6 filed 2/1/24, Amendment No. 7 filed 4/30/24, and Amendment No. 8 filed 5/1/24; with respect to the common shares of ASA Gold & Precious Metals Ltd. This Amendment No. 9 amends Items 4, 6, and 7, as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On September 19, 2024, Saba Capital Master Fund, Ltd., Saba Capital Bluebird Fund, Ltd., Saba Capital CEF Opportunities 2, Ltd., and Saba Capital Carry Neutral Tail Hedge (together, the "Registered Shareholders"), submitted to the Issuer a notice of requisition, pursuant to Section 79 of the Companies Act 1981 of Bermuda, to nominate a slate of persons, Ketu Desai, Paul Kazarian, Karen Caldwell and Neal Neilinger, for election as directors at the Issuer's 2025 annual general meeting of shareholders (the "Annual Meeting").

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Each of Ms. Caldwell and Mr. Neilinger has entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 4 to this Schedule 13D/A whereby they each agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting and whereby Saba Capital has agreed to advance an amount not to exceed $5,000 to cover the reimbursement of fees each of Ms. Caldwell and Mr. Neilinger may incur in connection with his or her respective nomination and defend and indemnify them against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 4 and is incorporated by reference herein.

CUSIP No. G3156P103	Page 6 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4:	Form of Nominee Agreement

CUSIP No. G3156P103	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 23, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823